SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT NO. 1

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
(Name of Issuer)

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

John R. Reinsberg
Lazard Alternative Strategies Fund, L.L.C.
30 Rockefeller Plaza
New York, New York 10112-6300
(212) 632-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2533

September 26, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$45,000,000.00 (a)	Amount of Filing Fee: $6,138.00 (b)

(a)   Calculated as the aggregate maximum purchase price for Interests.

(b)   Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,138.00

Form or Registration No.: SC TO-I, Registration No. 005-78233

Filing Party: Lazard Alternative Strategies Fund, L.L.C.

Date Filed: September 26, 2013

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 26, 2013 by Lazard Alternative Strategies Fund, L.L.C. (the "Company") in connection with an offer (the "Offer") by the Company to purchase up to $45,000,000 of limited liability company interests in the Company on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The expiration date of the Offer is being extended until 5:00 p.m., Eastern Time, on Wednesday, October 30, 2013. Apart from the extension of the expiration date, the Offer is still subject to all the same terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The information contained in the Supplement to Notice of Offer to Purchase dated October 18, 2013, attached as Appendix A hereto, will be distributed to investors in the Company contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

By:	/s/ John Reinsberg
Name: John Reinsberg
Title: Principal Manager

October 18, 2013

Appendix A

Lazard Alternative Strategies Fund, L.L.C.
30 Rockefeller Plaza
New York, New York 10112-6300

SUPPLEMENT TO NOTICE OF OFFER TO PURCHASE
DATED OCTOBER 18, 2013

To the Members of Lazard Alternative Strategies Fund, L.L.C.:

This Supplement relates to the Notice of Offer to Purchase originally mailed to you on September 26, 2013 in connection with the offer (the "Offer") by Lazard Alternative Strategies Fund, L.L.C. (the "Company") to repurchase limited liability company interests in the Company on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Company has decided to extend the expiration date of the Offer until 5:00 p.m., Eastern Time, on Wednesday, October 30, 2013. All of the other terms of the original Offer remain unchanged.